FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OFFERING CIRCULAR FILE NUMBER 024-11071, FILED ON SEPTEMBER 23, 2019

QUALIFIED BY THE SECURITIES EXCHANGE COMMISSION ON SEPTEMBER 26, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

This Form 1-SA is provided as: A Semi-Annual Report Pursuant to Regulation A

For the fiscal semiannual period ended	December 31, 2019

Exact name of issuer as specified in the issuer’s charter:	TechSoup Global, A California 501(c)(3) Nonprofit Public Benefit Corporation

Jurisdiction of incorporation/organization:	California

Address of Principal Executive Offices:	435 Brannan Street, Suite 100, San Francisco, CA 94107

Telephone:	415-633-9300

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for Interim Financials

The following discussion and analysis of TechSoup’s interim consolidated financials should be read in conjunction with TechSoup’s interim consolidated financial statements for quarters one and two of fiscal year 2020 (FY20),1 provided in the third section of this report. All other discussions of TechSoup’s business and historical financials can be reviewed in TechSoup’s SEC qualified Form 1-A Offering Statement on EDGAR, filed on September 23, 2019 and qualified on September 26, 2019. To review all of TechSoup’s filings, search with CIK number 0001714680 on the EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The results of operations for the six months ending December 31, 2019 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period. The discussion also contains some forward-looking statements that involve risks, uncertainties, and assumptions. TechSoup’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in the Offering Circular previously filed on the EDGAR system. Since the close of the period covered by this report, the COVID-19 pandemic has introduced additional uncertainty and it is unknown what impact the pandemic will have on markets, the global economy and TechSoup's business lines in the short and long term.

1 TechSoup’s Fiscal Year 2020 is from July 1, 2019 through June 30, 2020. Quarters one and two (Q1-Q2) refer to the period July 1, 2019 - December 31, 2019.

Page | 1

Financial Performance

TechSoup’s FY20 Q1-Q2 interim report for Consolidated Statements of Financial Position on page 7 provides a continuation analysis of TechSoup’s financial position at June 30, 2019 compared with December 31, 2019. The interim consolidated financials show that TechSoup’s total liabilities and net assets at the end of FY20 Q2 was $16,030,462 when compared with $11,387,554 in FY19 Q4, an increase of $4,642,908.

This increase of over $4,000,000 in total liabilities and net assets in FY20 is reflective of an increase in cash and cash equivalents due to the timing of investments in TechSoup’s Regulation A direct public offering (DPO) as well as other debt, as described in TechSoup’s Offering Statement. This infusion of cash from debt in FY20 Q1-Q2 is intended for investment in the five strategic areas as described in the Use of Proceeds section of the Offering Circular. These investments will enable TechSoup to increase overall revenues and achieve operational efficiency from scale. The future profitability and improved cash flow position allows TechSoup to repay the debt financing. As investment continues in the five strategic areas, these increased cash balances will decline to their original levels in the second half of FY20. For a more detailed description of TechSoup’s different program services, growth plans and financial model, please refer to TechSoup’s Regulation A Offering Circular on EDGAR.

Additional, albeit smaller, variances in these two periods include an increase in grant receivables in FY20 Q1-Q2 which is due to the timing of payments from government contracts TechSoup is currently engaged in. In addition, notes payables have increased due to additional investments in TechSoup’s DPO. TechSoup also saw an increase in undesignated net assets due to receipt of a $2,500,000 recoverable grant in support of TechSoup’s fundraising goals.

The year-over-year comparison of the Consolidated Statement of Activities and Changes in Net Assets on page 8, shows that the overall change in net assets grew by just under $1,000,000. As noted in Item 3 below, the first half of FY19 had ending assets of $5,542,964 while the first half of FY20 had ending net assets of $6,378,442, with a total increase of $835,478.

As noted in the Offering Statement, changes in the traditional donation program have resulted in a more conservative forecasting of growth in these traditional programs going forward. In FY20 Q1-Q2, however, Microsoft’s traditional donation program actually performed better than its forecast. Another contributor to growth in net assets in this last period is a fee increase for a few of the larger donation programs in TechSoup’s catalog. In addition, income from TechSoup’s new programs are increasing due to increased investment and marketing in support of these new business lines. Another growth area is grants and contributions that more than doubled year over year due mostly to a one time recoverable grant of $2,500,000 that was received in Q1 of FY20. The combination of the above mentioned factors have contributed to increased revenue period over period. This variance is consistent with TechSoup’s expectations that fees from new programs would grow over time to offset changes in its traditional donation programs. Total revenue for the previous period was $14,420,126 while the current period is $20,646,532, an increase of $6,226,406 in revenue.

As forecasted, program service expenses have increased in FY20 Q1-Q2 for Global Validation and Data Services and NGO Technology Marketplace program areas. As mentioned, planned investments for those two program areas have led to increased expenses from $13,092,539 in FY19 Q1-Q2 to $15,003,775 in FY20 Q1-Q2, an increase of $1,911,236. Total support costs have also increased marginally but as a percent of overall expense, remained stable at approximately 22% for both periods. This is an indication that, as forecasted for this period, total support costs continued to grow in proportion to the growth of the overall organization. Finally, revenue (both earned and contributed) grew at a rate greater than expenses resulting in an increase of net assets of $835,478 in the FY20 Q1-Q2 period.

TechSoup continues to follow the cost management protocols described in the Offering Circular Form 1-A on EDGAR. In reviewing the Statement of Functional Expenses on page 9 and page 10 for the periods in FY20 and FY19 respectively, one can see that TechSoup’s program service-related expenses have increased by 10-15% across program areas due to investments in skillsets and business processes related to the Global Validation and Data Services and NGO Technology Marketplace business lines.

Page | 2

As noted previously, TechSoup has forecasted continued investment in business lines through the remainder of FY20 in order to support growth in new services areas as projected. Another notable increase is in travel expenses as TechSoup expands and deepens its work with its network partners across the globe to support scaling of processes and systems and support expansion of new business lines in other regions. In addition, interest expense costs are increasing as TechSoup continues to take on additional investment through its DPO. As noted previously, total support costs have grown approximately 17% to support a larger organization and continue to be stable at approximately 22% of total expenses. In summary and as noted in the Offering Circular, TechSoup’s focus on investment in new earned revenue programs and operating efficiencies is intended to offset the anticipated reduction in donation program fees over time. As part of TechSoup’s five-year strategic plan, it also anticipates making further investments in the Apps for Good business line, the Cooperative Technology Platform (CTP) and further scaling of TechSoup's processes and systems, which will be financed by TechSoup’s DPO over time.

The Consolidated Statement of Cash Flows on page 11, shows that cash and cash equivalents have increased by $2,932,068 from $7,317,576 in the FY19 period to $10,249,644 in the FY20 period. This increase is attributable to a large one-time recoverable grant of $2,500,000 as well as an increase in long-term liabilities related to the DPO and an increase in net cash caused by operating activities. TechSoup’s overall cash position remains stable and is, in fact, improved in the FY20 period.

The significant variance in grants receivable in cash flows is due to increased activity related to a federal grant that produced a large receivable at the end of the current period. These types of dramatic shifts in accounts receivables are not unusual for organizations that receive large government contracts and grants. The large variance in deferred revenue was due to the receipt of a significant pass-through grant for which TechSoup is acting as fiscal agent. The grant funds will be distributed to another recipient organization in a future period and will not impact TechSoup's annual income.

Liquidity and Capital Resources

Sources of unrestricted liquidity for TechSoup are traditionally from earned income which typically represents approximately 85%-90% of total revenue. More recently, additional liquidity is also being derived from TechSoup’s financing event via the Regulation A, direct public offering. A significant source of restricted liquidity is from contributed income allocated for specific projects and programs, in agreement with TechSoup’s funders.

Overall cash and cash equivalents (which includes both restricted and unrestricted cash) at the end of FY20 Q1-Q2 period is $2,932,069 higher than that same period in the year prior.

As of the end of the previous fiscal year through this period, there are no additional and material commitments for capital expenditures.

Trend Information

TechSoup’s program revenue and net changes in assets for the first half of the current fiscal year are consistent with historic trends. Assets are traditionally lower in the first half of a new fiscal year with an increase typically occurring in the second half. It is also typical to have the largest amount of unrestricted cash in the second half of the fiscal year based on seasonality in the programs TechSoup offers to nonprofits and the related unrestricted revenue TechSoup receives.

In general, TechSoup’s overall financial picture is stable, with an improved year over year cash position and increases in both earned and contributed revenue. TechSoup anticipates that trends in its earned revenue will evolve over time based on the programmatic development that is outlined extensively in the Regulation A Offering Circular filed on EDGAR.

Item 2. Other Information

There are no additional disclosures for the semiannual period pursuant to Form 1-U requirements.

Page | 3

TechSoup Global and Subsidiaries Unaudited Consolidated Financial Statements July 1, 2019 to December 31, 2019

Page | 4

CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS

Page | 5

Consolidated Financial Statements

Page | 6

TechSoup Global and Subsidiaries

Consolidated Statements of Financial Position

	December 31, 2019	June 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$10,249,644	$7,425,579
Accounts receivable, net	2,433,066	2,011,973
Grants receivable	1,669,533	493,050
Prepaid and other current assets	960,313	1,137,984
Total current assets	15,312,556	11,068,586

Long-term assets
Property and equipment, net of accumulated depreciation	598,202	199,997
Deposits	119,704	118,971
Total long-term assets	717,906	318,968
Total assets	$16,030,462	$11,387,554

LIABILITIES AND NET ASSETS

Current liabilities
Accounts payable	$2,613,953	$2,473,693
Accrued vacation	1,442,094	1,423,075
Accrued liabilities	597,333	237,951
Deferred revenue	2,181,712	340,584
Deferred rent	84,678	84,678
Total current liabilities	6,919,770	4,559,981

Long term liabilities
Notes Payable	2,652,400	1,842,700
Accrued interest	56,885	1,414
Deferred rent	22,965	22,965
Total long term liabilities	2,732,250	1,867,079

Net assets
Net assets without donor restrictions
Undesignated	3,012,324	1,307,339
Accumulated foreign translation adjustment	(164,490)	(162,693)
Total net assets without donor restrictions	2,847,834	1,144,646
Net assets with donor restrictions	3,530,608	3,815,848
Total net assets	6,378,442	4,960,494
Total liabilities and net assets	$16,030,462	$11,387,554

See accompanying notes.

Page | 7

TechSoup Global and Subsidiaries

Consolidated Statements of Activities and Changes in Net Assets

For The 6 Months Period Ended December 31, 2019 and 2018

	Fiscal Year 2020 Q1 - Q2			Fiscal Year 2019 Q1 - Q2
	Without Donor Restrictions	With Donor Restrictions	Total	Without Donor Restrictions	With Donor Restrictions	Total
Revenue and support
Program service fees	$14,827,231	$-	$14,827,231	$12,158,483	$-	$12,158,483
Grants and contributions	2,534,681	2,562,545	5,097,226	12,877	2,080,965	2,093,842
Donated goods and services	498,188	-	498,188	-	-	-
Membership revenues	217,178	-	217,178	158,143	-	158,143
Other income	6,709	-	6,709	9,658	-	9,658
Net assets released from restrictions	2,847,785	(2,847,785)	-	1,837,245	(1,837,245)	-
Total revenue and support	20,931,772	(285,240)	20,646,532	14,176,406	243,720	14,420,126

Expenses
Program services
Global Validation and Data Services	5,511,760	-	5,511,760	4,903,252	-	4,903,252
Apps4Good	1,837,898	-	1,837,898	1,871,041	-	1,871,041
NGO Technology Marketplace	7,654,117	-	7,654,117	6,318,246	-	6,318,246
Total program services	15,003,775	-	15,003,775	13,092,539	-	13,092,539
Supporting services
General and administrative	3,197,270	-	3,197,270	2,599,144	-	2,599,144
Fundraising and development	1,025,742	-	1,025,742	1,017,515	-	1,017,515
Total supporting services	4,223,012	-	4,223,012	3,616,659	-	3,616,659
Total expenses	19,226,787	-	19,226,787	16,709,198	-	16,709,198
Changes in net assets from operations	1,704,985	(285,240)	1,419,745	(2,532,792)	243,720	(2,289,072)
Foreign currency translation adjustment	(1,797)	-	(1,797)	(41,228)	-	(41,228)
Total changes in net assets	1,703,188	(285,240)	1,417,948	(2,574,020)	243,720	(2,330,300)
Net assets
Beginning of period	1,144,646	3,815,848	4,960,494	5,452,826	2,420,438	7,873,264
End of period	$2,847,834	$3,530,608	$6,378,442	$2,878,806	$2,664,158	$5,542,964

See accompanying notes.

Page | 8

TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expense

For The 6 Months Period Ended December 31, 2019

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Market Place	Total Program	General and Administrative	Fundaraising and Development	Total Support	Total Expense

Expenses:
Personnel costs	$3,157,103	$1,043,470	$4,336,382	$8,536,955	$1,635,601	$697,003	$2,332,604	$10,869,559
Professional services	1,232,850	385,975	1,359,709	2,978,534	725,245	76,792	802,037	3,780,571
Rent	184,598	61,011	252,240	497,849	105,050	37,104	142,154	640,003
Grants paid to others	216,063	79,482	301,816	597,361	-	-	-	597,361
Travel and conferences	124,525	76,734	135,697	336,956	104,100	62,284	166,384	503,340
Bank fees	2,668	1,051	442,912	446,631	5,389	44	5,433	452,064
IT maintenance and licenses	118,724	39,030	190,208	347,962	60,364	26,168	86,532	434,494
Equipment leasing and rental	122,492	40,104	172,571	335,167	64,991	26,460	91,451	426,618
Dues, fees, and subscriptions	75,805	19,729	88,070	183,604	47,790	40,090	87,880	271,484
Outreach	80,168	24,721	102,106	206,995	38,028	20,463	58,491	265,486
Expendable equipment	57,937	18,933	78,458	155,328	30,233	12,271	42,504	197,832
Telecommunications	56,077	18,334	75,613	150,024	34,135	12,508	46,643	196,667
Accounting	5,245	372	9,126	14,743	142,537	-	142,537	157,280
Depreciation and amortization	24,701	7,866	33,553	66,120	15,764	6,845	22,609	88,729
Utilities	22,228	7,578	30,112	59,918	16,685	3,285	19,970	79,888
Training and recruitment	7,543	2,953	12,127	22,623	50,211	176	50,387	73,010
Insurance	998	368	1,355	2,721	54,018	-	54,018	56,739
Interest Expense	-	-	-	-	55,471	-	55,471	55,471
Postage	5,891	2,563	11,316	19,770	3,155	1,321	4,476	24,246
Printing	6,268	4,116	8,543	18,927	3,482	1,065	4,547	23,474
Supplies	6,569	2,419	7,711	16,699	2,983	1,144	4,127	20,826
Repairs and maintenance	3,307	1,089	4,492	8,888	2,038	719	2,757	11,645
Total	$5,511,760	$1,837,898	$7,654,117	$15,003,775	$3,197,270	$1,025,742	$4,223,012	$19,226,787

See accompanying notes.

Page | 9

TechSoup Global and Subsidiaries

Consolidated Statements of Activities and Changes in Net Assets

For The 6 Months Period Ended December 31, 2019 and 2018

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$2,842,047	$1,055,045	$3,900,796	$7,797,888	$1,581,854	$690,030	$2,271,884	$10,069,772
Professional services	1,158,737	379,784	842,473	2,380,994	332,548	148,019	480,567	2,861,561
Rent	183,242	68,530	248,061	499,833	84,516	38,846	123,362	623,195
Equipment leasing and rental	159,458	59,118	215,524	434,100	84,276	38,735	123,011	557,111
Travel and conferences	88,610	94,871	105,716	289,197	78,591	16,252	94,843	384,040
IT maintenance and licenses	93,749	34,772	165,270	293,791	49,374	22,694	72,068	365,859
Bank fees	1,125	766	339,151	341,042	8,255	24	8,279	349,321
Grants paid to others	113,338	47,282	153,188	313,808	-	-	-	313,808
Outreach	74,340	33,732	100,005	208,077	39,035	17,941	56,976	265,053
Dues, fees, and subscriptions	44,709	38,246	47,026	129,981	40,187	17,566	57,753	187,734
Accounting	3,566	1,487	13,495	18,548	127,230	-	127,230	145,778
Telecommunications	39,598	17,250	53,377	110,225	22,232	9,104	31,336	141,561
Depreciation and amortization	30,777	11,567	41,599	83,943	14,488	6,659	21,147	105,090
Training and recruitment	13,169	4,906	18,360	36,435	59,380	1,137	60,517	96,952
Expendable equipment	24,378	8,161	28,712	61,251	10,343	4,739	15,082	76,333
Utilities	19,193	7,226	24,987	51,406	7,863	2,545	10,408	61,814
Insurance	-	-	-	-	51,953	-	51,953	51,953
Supplies	8,353	3,742	9,746	21,841	4,005	1,470	5,475	27,316
Postage	1,212	1,243	5,824	8,279	1,011	327	1,338	9,617
Printing	1,795	2,624	2,427	6,846	459	980	1,439	8,285
Repairs and maintenance	1,856	689	2,509	5,054	1,072	447	1,519	6,573
Interest Expense	-	-	-	-	472	-	472	472
Total	$4,903,252	$1,871,041	$6,318,246	$13,092,539	$2,599,144	$1,017,515	$3,616,659	$16,709,198

See accompanying notes.

Page | 10

TechSoup Global and Subsidiaries

Consolidated Statements of Cash Flows

For 6 Months Period Ended December 31, 2019 and 2018

	Fiscal Year	Fiscal Year
	2020 Q1 - Q2	2019 Q1 - Q2
Cash flows from operating activities
Changes in net assets
Adjustments to reconcile results in operations to net cash (used in) provided by operating activities	$1,417,948	$(2,330,300)
Allowance for doubtful accounts	-	-
Depreciation and amortization	88,729	105,090
Changes in operating assets
Accounts receivable	(421,093)	(198,102)
Grants receivable	(1,176,483)	355,260
Prepaid expenses and other current assets	177,671	169,060
Deposits	(733)	(2,947)
Changes in operating liabilities
Accounts payable	140,260	971
Accrued vacation	19,019	10,462
Accrued liabilities	359,382	(6,217)
Deferred revenue	1,841,128	(40,528)
Deferred rent	-	-
Net cash (used in) provided by operating activities	2,445,828	(1,937,251)

Cash flows from investing activities
Purchases of property and equipment	(486,934)	(8,590)
Net cash used by investing activities	(486,934)	(8,590)

Cash flows from financing activities
Proceeds from notes payable	865,171	1,073,672
Net cash provided by financing activities	865,171	1,073,672
Net change in cash and cash equivalents	2,824,065	(872,169)

Cash and cash equivalents
Beginning of period	7,425,579	8,189,745
End of period	$10,249,644	$7,317,576

Supplementary information
Interest paid	$55,470	$-
Taxed paid	22,000	-
Donated Goods and Services	498,188	500

See accompanying notes.

Page | 11

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated condensed financial statements have been prepared by TechSoup Global (“the Organization”, “us,” “we,” or “our”) in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting and rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of our management, all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position, results of operations, and cash flows for the fiscal periods presented have been included.

These financial statements should be read in conjunction with the unaudited financial statements and related notes included in this interim report. The results of operations for the six months ended December 31, 2019 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period.

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

Nature of Organization

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefited over 1.13 million non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has five operating subsidiaries: TechSoup Africa Enterprises Limited a trading company based in Kenya, TSL Enterprises S.A.S. a trading company based in the Republic of Colombia, TSE Enterprises Sp. Z O.O. a trading company based in Poland, The TechSoup Trust (formerly GuideStar International) a United Kingdom-based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation.

Fundacja TechSoup was incorporated in Poland on April 3, 2009, and began its operations in July 2009. TechSoup combined operations with The TechSoup Trust on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. The TechSoup Trust, and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises Sp. Z O.O., was established on March 30, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSE Enterprises Sp. Z O.O. focuses on providing cloud based product subscriptions for charitable organizations in the European region. TechSoup Africa Enterprises Limited, was established on October 16, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TechSoup Africa Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the African region. TSL Enterprises S.A.S., was established on November 26, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSL Enterprises S.A.S. focuses on providing cloud based product subscriptions for charitable organizations in Latin America.

The consolidated financial statements include the accounts of TechSoup, TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S., TSE Enterprises Sp. Z O.O., The TechSoup Trust, and Fundacja TechSoup, collectively known as TechSoup Global. All five subsidiaries are under common control.

Page | 12

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed its first Regulation A offering statement to the SEC in August 2018 and was qualified on September 25, 2018 to raise up to $11.5 million. In August 2019, TechSoup submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019. All investments made in this offering are unsecured notes payable to the investors.

There are three tiers of investment levels:

●	Community capital note – annual interest of 2% and $50 minimum

●	Patient capital note – annual interest of 3.5% and $2,500 minimum

●	Risk capital note – annual interest of 5% and $50,000 minimum

TechSoup’s programs include the following:

NGO Technology Marketplace

TechSoup is a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 155,000 organizations with product and service donations in fiscal year 2019 and 159,000 in fiscal year 2018. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.13 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. As of June 2019, grantmakers have requested more than 7,000 EDs for NGOs in 138 countries, and an estimated total of over $3 billion in international grant funding was facilitated by EDs completed by NGOsource.

Our growing circle of validation and data services clients is comprised of the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, SafeNight, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as Tech4Stories, Apps4Citites, Megaphone, Meet&Code, and ICT4NGO., Megaphone, Meet&Code, and ICT4NGO.

Page | 13

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains, and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Net assets without donor restrictions – Net assets that are not subject to donor-imposed restrictions.

Net asset with donor restrictions – Net assets that are subject to donor-imposed restrictions that can be fulfilled by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time or maintain in perpetuity. Generally the donor of the net assets maintain in perpetuity permits TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At June 30, 2019 and 2018, TechSoup Global had no net assets required to be maintained in perpetuity.

Revenues are reported as increases in net assets without donor restrictions unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in net assets without donor restrictions. Expirations of restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of The TechSoup Trust, Fundacja TechSoup, TSE Enterprises Sp. Z O.O. and TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. for the six month period ended in December 31, 2019 and 2018, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Restricted cash – Included in cash and cash equivalents are funds in an escrow account pledged to NonProfit Finance Fund as security for the loans. As of December 31, 2019 and June 30, 2019, cash restricted for these purpose was $375,585 and $200,000, respectively.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2019 and June 30, 2019, TechSoup Global determined an allowance of $75,000 and $75,000, respectively, was necessary for accounts receivable. Collection on accounts receivable are expected to be received within one year.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year-end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2019 and June 30, 2019, management has deemed all grants receivable collectible and has not provided a valuation allowance.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

Page | 14

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of computer software, office equipment, and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets – TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of six month period ended December 31, 2019 and 2018, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,442,094 and $1,423,075 for the period ended December 31, 2019 and June 30, 2019, respectively.

Deferred Rent - Deferred rent includes amounts paid by TechSoup Global’s landlord for fixtures and leasehold improvements at the inception of the lease. These amounts are being recognized as a reduction of rent expense over the term of the lease. In addition, the excess of rent expense over cash outlay is recorded as deferred rent. This will offset future rent expense when the cash outlay for rent increases occurs in accordance with the lease.

Revenue recognition – For fiscal year 2019 ended on June 30, 2019, TechSoup Global has adopted Accounting Standards Update No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. Received and Contributions. Management has undertaken a review of contracts and revenue streams for all of TechSoup Global’s net revenues.

TechSoup Global applied the modified retrospective method for the transition in FY2019. Under this approach, entities must elect to apply the new revenue recognition model in Accounting Standards Committee (“ASC”) 606 to either all contracts or only those that are not completed as of the date of adoption. TechSoup Global applied ASC 606 to all contracts at the date of initial application. This approach involved comparing how those contracts would have been recorded under ASC 606 with how they were actually recorded under legacy generally accepted accounting principles (“GAAP”). Any necessary adjustments would be recorded to opening net assets on the date of adoption (prior periods would not be restated).

Management reviewed the revenue lines reported on the consolidated statement of activities and changes in net assets and assessed the possible accounting implications associated with ASC 606. Upon completion, management determined grants and contracts would need to be considered under the modified retrospective method. The other revenue lines, although they may have been subject to contracts with customers, did not require further attention because the contract terms were clearly defined and revenue recognition was proper.

TechSoup Global determines revenue through the following steps:

●	Identification of each contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, performance obligations are satisfied.

Page | 15

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global accounts for a contract with a customer through the issuance of a term of user agreements and subscription agreements and when it has a legally enforceable contract with the customer, the arrangement identifies the rights of the parties, the contract has commercial substance, and TechSoup Global determines it is probable that it will collect the contract consideration. TechSoup Global recognizes revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services.

Contract and government grant revenues are recognized as net assets without donor restrictions as services are recognized in accordance with ASU 2018-08. Contract and government grants are considered to be a conditional contribution and the contribution is met when the services are performed and/or expenses are incurred.

Program Service fees in the accompanying consolidated financial statements incorporates three forms of revenue:

Client Supported Services are contracted services that are recognized as the related services are provided. Client Supported Service revenue is recognized when control of the promised goods or services is transferred to the client, typically at a point in time in an amount that reflects the consideration the client expects to be entitled to in exchange for those goods and services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the goods or services automatically terminate. Generally, fees are calculated based on percentage of the retail price of the products.

Validation Service Fees are recognized as revenue when services are provided to the client, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the services automatically terminate. Generally, fees are calculated based on the tier for each NGO validated.

Equivalency Determination (“ED”) Service Fees are performed on an as-requested basis, and are recognized as revenue when completed and determination results are reported to the clients, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically.

In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the service automatically terminate. Generally, fees are calculated based on membership level and type of ED requested.

TechSoup Global recognizes Program Service Fees ratably over the contract term beginning on the date the goods or services are made available to the customer. All contracts are considered to be short-term in nature.

Page | 16

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Practical Expedients Elected – As part of TechSoup Global’s adoption of ASC Topic 606, TechSoup Global elected to use the following practical expedients:

●	Not to adjust the promised amount of consideration for the effects of a significant financing component when TechSoup Global expects, at contract inception, that the period between TechSoup Global’s transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less;

●	Not to recast revenue for contracts that begin and end in the same fiscal year; and

●	Not to assess whether the promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Contributions received as well as collectible unconditional promises to give are recognized in the period the contribution is received. Contributions with donor-imposed restrictions are reported as revenues with donor restrictions. Net Assets with donor restrictions are classified to net assets without donor restrictions when the donor restrictions are satisfied. Contributions received with donor-imposed restrictions that are satisfied within the same reporting period are reported as without donor restrictions support in that period. Conditional contributions are recognized when the conditions on which they depend are substantially met.

In-kind contributions are recognized as revenue at the estimated fair value at the date of the gift. TechSoup Global received in-kind contributions of $498,188 and $0 for the period ended December 31, 2019 and 2018, respectively, consisted of donated software licenses and professional services.

Contributions of donated goods and services are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Membership dues are deferred and recognized in the period to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders. Deferred revenue also consisted of $1,750,000 of agency transactions. Techsoup was the receipt of a significant pass-through grant during the fiscal year ending June 30, 2021. The grant funds will be distributed to another recipient organization in a future period and will not impact TechSoup's annual income.

The following table presents TechSoup Global program service fees for the period ended December 31, 2019 and December 31, 2018 disaggregated based on the revenue source:

		Fiscal Year	Fiscal Year
Revenue Driver	Timing of Recognition	2020 Q1 - Q2	2019 Q1 - Q2
Client Support Services	Point of time	$12,798,212	$10,488,485
Validation Services	Period of time	803,249	415,888
Equivalency Determination	Period of time	1,225,770	1,102,060
Membership	Over time period	217,178	158,143

Outreach – Outreach costs are expensed as incurred. Outreach expense amounted to $265,486 and $265,053 for the period ended December 31, 2019 and 2018, respectively.

Page | 17

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Functional allocation of expenses – In accordance with ASC 958-225, TechSoup Global classifies costs incurred in the accompanying statement of activities and changes in net assets by the cost’s functional nature. Program expenses are costs related to providing the various programs and other activities in accordance with its mission to build a dynamic bridge that leverages technology to enable connections and innovative solutions for a more equitable planet. Management and general administrative expenses are costs related to administering the day-to-day activities of TechSoup Global. These expenses do not directly relate to TechSoup Global’s purpose and typically include costs for activities such as accounting, outreach, privacy/security management, and governance. The financial statements report certain categories of expenses that are attributed to both program and supporting functions. Therefore, expenses require allocation on a reasonable basis that is consistently applied. TechSoup Global allocates expenses on the basis of estimates of time and effort.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the consolidated statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the exchange rate on the consolidated statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

Reclassifications – Certain reclassifications have been made to the December 31, 2018 consolidated financial statements to conform to the December 31, 2019 presentation.

Recent accounting implemented pronouncements – In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows.

On June 2018, FASB issued ASU No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. This new standard provides a framework for determining whether a contribution is conditional or unconditional which will impact the timing of revenue recognition. An unconditional contribution is recognized immediately whereas a conditional contribution cannot be recorded until the conditions have been met. A contribution is conditional if it includes both a right of return to the asset provider or a right of release from the obligation to provide funds/assets and one or more barriers to be overcome before the organization is entitled to the assets transferred or promised.

In August 2016, the FASB issued ASU No. 2016-14, Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities ASU 2016-14, which improves the current net asset classification requirements and the information presented in financial statements and notes about an entity’s liquidity, financial performance, and cash flows. The update replaces the requirement to present three classes of net assets with two classes, net assets with donor restrictions and net assets without donor restrictions. The update also removes the requirement to present or disclose the indirect method (reconciliation) if using the direct method for the statement of cash flows as well as adds several additional enhanced disclosures to the notes.

Page | 18

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global has evaluated these new standards and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls. These amendments in this update are adopted in fiscal year 2019/2020.

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at period ended:

	December 31, 2019	December 31, 2018
Computer software	$612,133	$612,133
Equipment and furniture	2,108,121	2,012,352
Total	2,720,254	2,624,485
Less: accumulated depreciation and amortization	(2,122,052)	(2,386,882)
	$598,202	$237,603

Depreciation and amortization of property and equipment and software amounted to $88,729 and $105,090 for the fiscal period ended December 31, 2019 and 2018, respectively.

NOTE 4 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions were available as follows on period ended:

	December 31, 2019	June 30, 2019
NGO Technology Marketplace	$1,581,215	$783,676
Global Validation and Data Services	1,006,248	1,207,900
Apps4Good	943,145	1,824,272
	$3,530,608	$3,815,848

Net assets with donor restrictions are expected to be spent within one year.

Net assets with donor restrictions that were released from donor restrictions by incurring expenses satisfying the purposes specified by donors are noted as follows for the period ended:

	December 31, 2019	June 30, 2019
NGO Technology Marketplace	$1,878,631	$287,591
Global Validation and Data Services	551,653	1,061,064
Apps4Good	417,501	2,299,372
	$2,847,785	$3,648,027

NOTE 5 – LIQUIDITY AND AVAILABILITY OF FUNDS

TechSoup Global financial assets available within one year of the consolidated statement of financial position date for general expenditures are as follows:

	December 31, 2019	June 30, 2019
Financial Assets
Cash and cash equivalents	$10,249,644	$7,425,579
Accounts receivable, net	2,433,066	2,011,973
Grants receivable	1,669,533	493,050
Total Financial Assets	14,352,242	9,930,602
Less those unavailable for general expenditure within one year, due to:
Cash Collateral to secure loan	(375,585)	(200,000)
Financial assets available to meet cash needs for general expenditures within one year	$13,976,657	$9,730,602

Page | 19

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and June 30, 2019 TechSoup Global has $13,976,657 and $9,730,602, respectively, of financial assets available within one year of the consolidated statement of financial position date to meet cash needs for general expenditures. The available financial assets as of December 31, 2019 consisted of cash and cash equivalents of $10,249,644, accounts receivable of $2,433,066, and grants receivable of $1,669,533. The available financial assets as of June 30, 2019 consisted of cash and cash equivalents of $7,425,579, accounts receivable of $2,011,973, and grants receivable of $493,050. As described in Note 6, TechSoup Global also has a loan agreement in the amount of $4,000,000, of which $3,000,000 is still available to draw upon in the event of an unanticipated liquidity need.

NOTE 6 – NOTES PAYABLE

TechSoup Global has a working capital loan agreement with Nonprofit Finance Fund which was executed as of December 21, 2018. The line allows for total borrowings of up to $4,000,000 at the fixed interest rate of 6.25% per annum. There is a two-year “interest only” period, followed by a three-year period with monthly equal repayments against the loan including interest and principal. TechSoup Global established a cash collateral account pledged to Nonprofit Finance Fund to secure the loan. As of December 31, 2019, and June 30, 2019 there was $1,000,000 and $500,000, respectively, loan balance outstanding and $375,585 and $200,000 respectively, deposited into the cash collateral account.

There are certain financial and non-financial debt covenants under the loan agreement with Nonprofit Finance Fund as of December 31, 2019 and June 30, 2019.

As mentioned in Note 1, TechSoup Global introduced a DPO to offer impact investment opportunities with investment minimums as low as $50. These unsecured notes accrued interest of 2% to 5% depending on the investment levels and mature in 5 years. There was $1,652,400 balance in DPO notes at December 31, 2019.

	Payments Due by period
Long Term Notes	Total Amount	1 year	2 to 3 years	4 to 5 years
Nonprofit Finance Fund Loan	$1,000,000	$-	$395,833	$729,167
DPO Notes	1,652,400	79,436	161,763	1,884,078
Total notes payable	$2,652,400	$79,436	$557,596	$2,613,245

There was $1,342,700 balance in DPO notes at June 30, 2019.

	Payments Due by period
Long Term Notes	Total Amounts	1 year	2 to 3 years	4 to 5 years
Nonprofit Finance Fund Loan	$500,000	$-	197,917	364,583
DPO Notes	1,342,700	65,731	132,444	1,470,559
Total notes payable	$1,842,700	$65,731	$330,361	$1,835,142

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (approximately $110,120) and by the Bank Guaranty Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros (approximately $111,560), respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Page | 20

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 8 – LEASE COMMITMENTS

As of December 31, 2019, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; Corinth, Mississippi, London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2020.

Future minimum lease payments under all these lease agreements as of December 31, 2019, are as follows:

Year Ending	Amount
2020	$594,691
2021	291,883
$886,573

The TechSoup Trust’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. The lease agreement began on August 2018 through July 2020 and rent expense is GBP 1,100 per month (approximately $1,456) as of December 31, 2019.

Fundacja TechSoup’ office lease in Poland is under a non-cancelable operating lease agreement through September, 2020. The total rent expense is PLN 36,988 per month (approximately $9,617) as December 31, 2019.

Rent expense under operating lease agreements for the period ended December 31, 2019 and 2018, amounted to approximately $640,003 and $623,195 respectively.

NOTE 9 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on June 30th is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. No contribution has been made by the Organization to the plan in the period ended December 31, 2019 and 2018 respectively.

NOTE 10 – DONATED GOODS AND SERVICES

Donated goods and services of $498,188 and $500 for the period ended December 31, 2019 and 2018, respectively, consisted of donated software licenses and professional services.

Page | 21

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code, and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

The TechSoup Trust, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

Management evaluated TSE Enterprises Sp. Z O.O., TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. tax position and determined no uncertain tax position that requires adjustment to the consolidated financial statements. Therefore no provision or liability for income taxes had been included in the consolidated financial statements.

NOTE 12 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019, refer to Note 1. As a result TechSoup Global originated $2,652,400 in loans as of December 31, 2019.

TechSoup Global has evaluated subsequent events through February 26, 2020, the date the consolidated financial statements are available to be issued, and have determined that there are no other subsequent events that require additional recognition or disclosure.

Page | 22

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By
Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	CEO & Board Member
Date	March 26, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	March 26, 2020

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	March 26, 2020

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	Vice President, Development
Date	March 26, 2020

Page | 23